

Mail Stop 3561

September 23, 2009

Mr. Mitch Powers
Chief Executive Officer and President
Coyote Hills Golf, Inc.
711 North 81st Place
Mesa, Arizona 85207

      Re: Coyote Hills Golf, Inc.
             Amendment 1 to Item 4.01 Form 8-K
             Filed September 21, 2009
             File No. 333-145088

Dear Mr. Powers:

     We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Amendment 1 to Item 4.01 Form 8-K Filed September 21, 2009

1.   We note your disclosure that your audit committee approved the dismissal of Moore & Associates, Chartered. Please disclose whether the decision to change accountants, which includes the engagement of De Joya Griffith & Company, was recommended or approved by your audit committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

2.   We note your disclosure that your audit committee approved the dismissal of Moore & Associates, Chartered on July 20, 2009. Please disclose the date you actually dismissed Moore & Associates, Chartered. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

3.   We note that as of July 20, 2009 and commencing July 20, 2009, you engaged De Joya Griffith & Company, LLC. Please disclose the date you actually engaged the firm as your independent registered public accountant. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

4.   Please revise your disclosure in the third paragraph regarding the period during was no consultation with your new independent accountant. This period should include the two most recent fiscal years and the subsequent interim period through the date of engagement of De Joya Griffith & Company. Refer to Item 304(a)(2) of Regulation S-K. Refer to Item 304(a)(2) of Regulation S-K.

5.   Please note that you are required file a letter from Moore & Associates, Chartered stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K. If you are unable to obtain an updated letter, please disclose that fact.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant